SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-12374

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

               For Period Ended: September 30, 2001

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

EQUITEX, INC.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

7315 EAST PEAKVIEW AVENUE
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

ENGLEWOOD, COLORADO 80111
________________________________________________________________________________
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

EQUITEX, INC., A DELAWARE CORPORATION, HEREBY REQUESTS AN EXTENSION UNTIL NOVEMBER 19, 2001 FOR THE FILING OF ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001. ON AUGUST 6, 2001 THE REGISTRANT COMPLETED THE DISTRIBUTION OF ALL OF ITS ASSETS TO EQUITEX 2000, INC., AND EQUITEX 2000, INC. ASSUMED ALL LIABILITIES OF THE REGISTRANT, AT WHICH TIME THE REGISTRANT BECAME A PUBLICLY-TRADED NON-OPERATING ENTITY. SUBSEQUENT TO THIS TRANSACTION, THE REGISTRANT COMPLETED THE ACQUISITIONS OF KEY FINANCIAL SYSTEMS, INC. ("KEY") AND NOVA FINANCIAL SYSTEMS, INC. ("NOVA"), THE FINANCIAL STATEMENTS FOR WHICH NOW NEED TO BE CONSOLIDATED WITH THOSE OF THE REGISTRANT. THESE ACQUISITIONS HAVE BEEN RECORDED AS REVERSE ACQUISITIONS, AND THE FINANCIAL STATEMENTS TO BE PRESENTED IN THE SEPTEMBER 30, 2001 FORM 10-Q WILL BE THOSE OF KEY AND NOVA ON A CONSOLIDATED BASIS. AS A RESULT OF THESE TRANSACTIONS AND REPORTING REQUIREMENTS, THE REGISTRANT REQUIRES ADDITIONAL TIME TO FILE THE SEPTEMBER 30, 2001 FORM 10-Q IN ORDER TO COMPLETE THE REQUIRED FINANCIAL STATEMENTS.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     THOMAS B. OLSON, SECRETARY                       (303) 796-8940
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ON AUGUST 6, 2001 THE REGISTRANT COMPLETED THE DISTRIBUTION OF ALL OF ITS ASSETS TO EQUITEX 2000, INC., AND EQUITEX 2000, INC. ASSUMED ALL LIABILITIES OF THE REGISTRANT, AT WHICH TIME THE REGISTRANT BECAME A PUBLICLY-TRADED NON-OPERATING ENTITY. SUBSEQUENT TO THIS TRANSACTION, THE REGISTRANT COMPLETED THE ACQUISITIONS OF KEY FINANCIAL SYSTEMS, INC. ("KEY") AND NOVA FINANCIAL SYSTEMS, INC. ("NOVA"), THE FINANCIAL STATEMENTS FOR WHICH NOW NEED TO BE CONSOLIDATED WITH THOSE OF THE REGISTRANT. THESE ACQUISITIONS HAVE BEEN RECORDED AS REVERSE ACQUISITIONS, AND THE FINANCIAL STATEMENTS TO BE PRESENTED IN THE SEPTEMBER 30, 2001 FORM 10-Q WILL BE THOSE OF KEY AND NOVA ON A CONSOLIDATED BASIS.

THE REGISTRANT'S RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2001 HAVE CHANGED FROM THE CORRESPONDING PERIOD, SEPTEMBER 30, 2000 AS PRESENTED IN THE SEPTEMBER 30, 2000 FORM 10-Q, DUE TO THE SPIN-OFF OF THE REGISTRANT'S PREVIOUS BUSINESS OPERATIONS AND THE REVERSE ACQUISITION OF KEY AND NOVA EFFECTIVE AUGUST 6, 2001.

                            THREE MONTHS ENDED          NINE MONTHS ENDED
                              SEPTEMBER 30,               SEPTEMBER 30,
                               (UNAUDITED)                 (UNAUDITED)
                           2001           2000         2001           2000
                        -----------   -----------   -----------   -----------
REVENUES                $ 3,016,000   $ 2,436,000   $ 7,689,000   $ 9,207,000
NET INCOME              $   231,OOO   $ 1,135,000   $ 1,526,000   $ 3,423,000
NET (LOSS) APPLICABLE
 TO COMMON SHAREHOLDERS $(2,214,000)  $ 1,135,000   $(1,019,000)  $ 3,423,000


                                 EQUITEX, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date NOVEMBER 15, 2001          By /S/ THOMAS B. OLSON, SECRETARY
    -------------------            ---------------------------------------------

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)